Exhibit 99.1

Borr Drilling Limited Announces Certain Preliminary Results for the Quarter Ended September 30, 2024

Bermuda, October 25, 2024 Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) today announced certain preliminary unaudited results for the quarter ended September 30, 2024.

For the three months ended September 30, 2024, the Company expects: (i) total operating revenues of approximately $242 million, (ii) operating income of approximately $84 million, and (iii) Adjusted EBITDA of approximately $116 million. The Company expects approximately $186 million in cash and cash equivalents and $150.0 million undrawn under our revolving credit facility as of September 30, 2024.

The decrease in operating income of approximately $21 million compared to the second quarter of 2024 is primarily comprised of the following: (i) $13 million decrease associated with a one-off net impact in Q2 2024 from the amortization of deferred revenue and deferred costs related to the termination of a contract for “Arabia I”; and (ii) $11 million decrease in related party revenue associated with three rigs in Mexico, due to the one-time recognition of accelerated amortization of deferred revenue in Q2 2024 as a result of the amendments made to the Mexico structure effective April 1, 2024.

Furthermore, the Company expects FY 2024 adjusted EBITDA at or around the lower end of the previously disclosed guiding range of $500 - $550 million.

For illustrative purposes, the Company expects the following future positive impacts to adjusted EBITDA on an annualized basis:

•
$39 million on an annualised basis from the increases in contracted dayrates for rigs operating in Q3 2024 (Norve, Gerd, Natt) with expected dayrates uplift in Q4 2024 compared to Q3 2024, including the impact of off-contract time in Q3 2024;; and

•
$143 million on an annualised basis from the expected contract start-up of four rigs in Q4 2024/Q1 2025, reflecting expected impact of (i) expected contract for Vale, expected to commence in early Q1 2025 ($56m expected annualized impact), (ii) Arabia I contract commencing in Q1 2025, and (iii) Prospector 1 and Gunnlod contracts commencing in Q4 2024; includes impact of off-contract time in Q3 2024

These positive impacts may be offset by less contribution from rigs operating in Q3 2024 whose contracts expire in the near future (Thor and Ran) which remain to be contracted. The impact these rigs had on the Q3 2024 EBITDA was approximately $11 million3.

The Company is currently finalizing its financial results for the three and nine months ended September 30, 2024, which it plans to release on November 6, 2024 after markets close.

The expected financial results for the three months ended September 30, 2024 presented herein are estimates, based on information available to management as of the date of this release, and are subject to further changes upon completion of the Company’s standard quarter end closing procedures. Such preliminary operating results do not represent a comprehensive statement of financial results or financial position, and actual results may differ materially from these estimates following the completion of Borr Drilling’s standard closing procedures, or as a result of other adjustments or developments that may arise before the results for this period are finalized.  The Company does not intend to update such financial information prior to release of its final third quarter 2024 financial information, which is scheduled for November 6, 2024.

Hamilton, Bermuda
25 October 2024

UNAUDITED NON-GAAP MEASURE RECONCILIATION
Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q3 2024
Net income	9.7
Depreciation of non-current assets	31.8
Loss from equity method investments	1.6
Total financial expense, net	56.9
Income tax expense	15.5
Adjusted EBITDA	115.5

The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of noncurrent assets, (income)/loss from equity method investments, total financial (income) expense net and income tax (credit)/expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Due to the forward-looking nature of our guiding range of Adjusted EBITDA for FY 2024 and the expected impact of items described above on adjusted EBITDA on an annualized basis, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measures to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

Forward-Looking Statements
This document and any other written or oral statements made by us in connection with this document include forward-looking statements that are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” “continue” or other similar expressions. These forward-looking statements include expected results for the third quarter of 2024, our expectation of FY Adjusted EBITDA at or around the lower end of our previously disclosed guiding range, the expected impact on Adjusted EBITDA on an annualized basis of certain items including expected increases in contract dayrates, and impact of new contracts and expected contracts, the expected impact of expiring contracts, expected contracting and the expected terms and start dates of contracts and other non-historical statements. These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant known and unknown risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance, financial results, position or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our actual results for Q3 2024 and FY 2024 and future periods and the risk that actual results may differ materially from those implied by the statements in this release, risks relating to contracts and performance under contracts, including the risk that contracts are not entered into on terms described herein or at all, dayrates received by us, the start dates of contracts and expected contracts and termination of contracts and the risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the Commission. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.